L A M Y

201 Allen Street, Unit 10104

New York City, New York 10002

February 9, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	L A M Y
Registration Statement on Form S-1
File No. 333-266341

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, L A M Y (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 12:00 p.m., Eastern Time, on Monday, February 13, 2023, or as soon thereafter as possible.

Very Truly Yours, L A M Y /s/ Dwight Witmer Dwight Witmer Director, CEO and CFO